UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 30, 2009

Commission File Number: 000-27668

TRANS-ORIENT PETROLEUM LTD.
(Translation of registrant's name into English)

999 Canada Place
World Trade Center, Suite 404
Vancouver, BC, V6C 3E2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ X ] Form 20-F   [   ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ] No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ____________

SUBMITTED HEREWITH

Exhibits

99.1	Audited Annual Financial Statements - July 31, 2009 and 2008

99.2	Management Discussion and Analysis

99.3	Form 52-109FV1 - Certification of Annual Filings - CEO

99.4	Form 52-109FV1 - Certification of Annual Filings - CFO

99.5	Form 51-101F1 - Statement of Reserves Data and Other Oil and Gas Information

99.6	Form 51-101F3 - Report of Management and Directors on Reserves Data and Other Information

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Trans-Orient Petroleum Ltd.
(Registrant)

Date: November 30, 2009	By:	/s/ Garth Johnson

Garth Johnson
	Title:	Chief Executive Officer, President